UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 19, 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following information was issued as a Company announcement in London, England on April 19, 2011:

PRESS RELEASE

Proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc

The Boards of The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V. and The Royal Bank of Scotland N.V. (RBS N.V.) have approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. This follows a period of extensive dialogue with key regulators and rating agencies. The Proposed Transfers will not include the Consortium Shared Assets referred to below.

The Proposed Transfers will streamline the manner in which the Global Banking & Markets (GBM) and Global Transaction Services (GTS) businesses of RBSG and its subsidiaries and subsidiary undertakings (the “RBS Group”) interact with clients with simplified access to the GBM and GTS product suites.  They will provide benefits to clients in effecting easier interaction with the RBS Group including management of collateral. Clients will continue to deal, and conduct business, with their local RBS teams as at present. There is no requirement for clients to take any action now and any action required in connection with the Proposed Transfers will be communicated in a timely way with a view to ensuring a smooth transition.

The Proposed Transfers will not result in any change to the current business strategy for any of the transferred RBS N.V. businesses and the way in which the RBS Group commercially operates will remain unchanged.

The Proposed Transfers are consistent with RBS Group’s efforts to simplify its structure, thereby reducing risk, cost and complexity.  In addition, the Proposed Transfers are expected to result in a simplified management and reporting framework for the RBS Group across the multiple jurisdictions in which RBS plc and RBS N.V. operate.

RBS N.V.’s businesses include the following product areas: Equities & Structured Retail Products, Emerging Markets, Lending, Global Transaction Services (GTS), and Short Term Markets & Financing (STMF). RBS N.V. also currently holds directly and indirectly certain other assets which are owned by RBSG jointly with the Dutch State and Santander (the “Consortium Shared Assets”). As at 31 December 2010, RBS N.V. had consolidated total assets of €200.4bn (£172.8bn), a Core Tier 1 Capital Ratio of 8.7% and a Tier 1 Capital Ratio of 11.0%. As at the same date, RBSG had consolidated total assets of £1.5tn, a Core Tier 1 Capital Ratio of 10.7% and a Tier 1 Capital

Ratio of 12.9% and RBS plc, the receiving entity for the Proposed Transfers, had consolidated total assets of £1.3tn, a Core Tier 1 Capital Ratio of 8.4% and a Tier 1 Capital Ratio of 10.1%.  The Proposed Transfers are not expected to have any impact on RBSG’s capital position.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. This will be subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

RBS plc and RBS N.V. have discussed the Proposed Transfers in detail with the UK Financial Services Authority and De Nederlandsche Bank (DNB) and they will continue to be involved as the Proposed Transfers progress through to completion.  Approvals from these and other regulators will be required prior to execution. Where available and practicable, statutory transfer schemes will be used to implement the Proposed Transfers which may require court approval.

Due to legal constraints, securities and related guarantees which are governed by New York, New South Wales, New Zealand and Hong Kong law (including the three series of Trust Preferred Securities issued by RBS N.V. Capital Funding Trusts V, VI and VII) are currently not expected to be transferred to RBS plc pursuant to the statutory transfer schemes which are anticipated to be used to implement the Proposed Transfers. Alternative steps will be considered in relation to such securities and guarantees, where reasonably practicable in RBS’s opinion.  In respect of securities and guarantees governed by other laws which have been issued by RBS N.V., further analysis is ongoing to establish whether they will or will not be transferred to RBS plc pursuant to the Proposed Transfers and further announcements will be made in due course. In the meantime, holders of RBS N.V. securities are not required to take any action in connection with the Proposed Transfers. The proposed transfers of securities from RBS N.V. to RBS plc are not, of themselves, expected to change the price that RBS plc, as part of its normal market making activities, may bid for such securities.  However, RBS cannot guarantee the price at which such securities may trade.  The market prices for such securities may be impacted by a number of factors, including the value of the assets underlying such securities and prevailing market conditions, any of which may affect the value of the securities.

For legal, tax and other reasons, there are expected to be certain operations, assets and other liabilities in RBS N.V. which will not be transferred to RBS plc. RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Following completion of the Proposed Transfers, RBS N.V. will continue to be authorised and regulated by DNB.

The RBS Group has held detailed discussions on the Proposed Transfers with the three main rating agencies, Moody’s, Standard & Poor’s and Fitch.  The plan for the Proposed Transfers has been designed not to impact the ratings of RBS N.V. or RBS plc.  It is anticipated that the agencies will publish their credit opinions following this announcement.

Certain unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V. is set out in the Appendix to this announcement.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414 (UK)

Disclaimer
No person should place any reliance on the information in this announcement concerning securities/guarantees which are expected to be retained by RBS N.V. in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities/guarantees to be retained, the eventual manner in which securities/guarantees are proposed to be transferred and to the timing pursuant to which they are proposed to be transferred) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation that any of the securities/guarantees of RBS N.V. will be transferred or retained, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Proposed Transfers, please discuss such matters with your advisers.

Cautionary Statement
Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements”. In particular, this document includes forward-looking statements relating, but not limited to the Proposed Transfers. Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the “forward-looking statements”. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V. or

RBS N.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on “forward-looking statements” as such statements speak only as of the date of this document. Neither RBSG, RBS plc, RBS Holdings N.V. nor RBS N.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix

Unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V.

Background

This appendix provides pro forma financial information as at and for the year ended 31 December 2010 for RBS Holdings N.V. The proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”) collectively constitute a significant event and historical financial information on a pro forma basis is provided to give investors a better understanding of what the results of operations and financial position of RBS N.V. might have looked like had the transfers to RBS plc occurred in respect of the unaudited pro forma condensed consolidated statement of financial position as at 31 December 2010 and, in respect of the unaudited pro forma consolidated income statements on 1 January of the respective years. The Proposed Transfers are expected to be implemented on a phased basis over a period ending 31 December 2013.

For the purposes of the pro forma financial information, RBS Holdings N.V. comprises RBS Holdings N.V. and its consolidated subsidiaries.

The pro forma financial information has been prepared for illustrative purposes only on the basis of estimates and assumptions about which assets and liabilities will be transferred. These assumptions are preliminary and subject to ongoing analysis with respect to which specific assets and liabilities will in fact be transferred and which will be retained in RBS N.V. The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of RBS Holdings N.V. nor is it necessarily indicative of the results of operations or financial position that may, or may be expected to, be achieved in the future.

The pro forma financial information includes the following condensed consolidated pro forma information for RBS Holdings N.V. (i) a pro forma condensed consolidated statement of financial position as at 31 December 2010, (ii) a pro forma condensed consolidated income statement for each of the years ended 31 December 2010, 31 December 2009 and 31 December 2008, and (iii) Notes to the pro forma financial information.

As at the date of this announcement, Management of RBS Holdings N.V. is not aware of any matters that could impact the results and financial position as presented in the pro forma financial information.

Unaudited pro forma Condensed Consolidated Statement of Financial Position as at 31 December 2010

	RBS Holdings N.V.(1)	Proposed Transfers (2)	Pro Forma Total (3)
	€m	€m	€m
Assets
Cash and balances at central banks	8,323	8,142	181
Loans and advances to banks	26,705	25,246	1,459
Loans and advances to customers	44,496	37,476	7,020
Debt securities	52,260	23,294	28,966
Equity shares	22,634	21,131	1,503
Settlement balances	3,573	3,399	174
Derivatives	28,272	25,837	2,435
Other assets	14,119	10,481	3,638
Total assets	200,382	155,006	45,376

Liabilities
Deposits by banks	31,985	10,682	21,303
Customer accounts	54,905	50,258	4,647
Debt securities in issue	53,411	46,042	7,369
Settlement balances and short positions	5,202	4,936	266
Derivatives	35,673	31,467	4,206
Other liabilities	14,234	9,049	5,185
Total liabilities	195,410	152,434	42,976

Equity
Non-controlling interests	24	10	14
Shareholders of the parent company	4,948	2,562	2,386
Total equity	4,972	2,572	2,400
Total equity and liabilities	200,382	155,006	45,376

Notes:

(1)
This financial information for RBS Holdings N.V. as at 31 December 2010 has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. published on 29 March 2011.

(2)
This represents the value of the assets, liabilities and equity as at 31 December 2010 proposed to be transferred to RBS plc over the period up until 31 December 2013. See “Notes to the pro forma financial information relating to RBS Holdings N.V." for further information.

(3)	This represents the value of the assets, liabilities and equity as at 31 December 2010 assuming the Proposed Transfers had occurred at that date.

(4)	As part of the Proposed Transfers it is assumed that all intercompany transactions are settled and that the retained business is refinanced according to its funding needs.

Unaudited pro forma Condensed Consolidated Income Statement for the year ended 31 December 2010

	RBS Holdings N.V. (1)	Proposed Transfers (2)	Pro Forma Total (3)
	€m	€m	€m
Net interest income	1,427	986	441
Fees and commissions receivable	1,152	1,019	133
Fees and commissions payable	214	113	101
Income from trading activities	1,131	1,074	57
Other operating (loss)/income	(52)	108	(160)
Non-interest income	2,445	2,314	131
Total income	3,872	3,300	572
Operating expenses	(3,380)	(3,035)	(345)
Profit before impairment losses	492	265	227
Impairment losses	(67)	93	(160)
Operating profit before tax	425	358	67
Tax (charge)/credit	(302)	(303)	1
Profit for the year from continuing operations	123	55	68
Attributable to:
Non-controlling interests	(2)	-	(2)
Shareholders of parent company	125	55	70

For notes to this table refer to the following page.

Unaudited pro forma Condensed Consolidated Income Statement for the year ended 31 December 2009

	RBS Holdings N.V. (1)	Proposed Transfers (2)	Pro Forma Total (3)
	€m	€m	€m
Net interest income	1,834	1,546	288
Fees and commissions receivable	1,506	1,297	209
Fees and commissions payable	(483)	(455)	(28)
(Loss)/income from trading activities	(303)	(634)	331
Other operating loss	(1,157)	(724)	(433)
Non-interest (loss)/income	(437)	(516)	79
Total income	1,397	1,030	367
Operating expenses	(4,621)	(3,914)	(707)
Loss before impairment losses	(3,224)	(2,884)	(340)
Impairment losses	(1,623)	(1,055)	(568)
Operating loss before tax	(4,847)	(3,939)	(908)
Tax credit/(charge)	465	586	(121)
Loss for the year from continuing operations	(4,382)	(3,353)	(1,029)
Attributable to:
Non-controlling interests	(1)	-	(1)
Shareholders of parent company	(4,381)	(3,353)	(1,028)

For notes to this table refer to the following page.

Unaudited pro forma Condensed Consolidated Income Statement for the year ended 31 December 2008

	RBS Holdings N.V. (1)	Proposed Transfers (2)	Pro Forma Total (3)
	€m	€m	€m
Net interest income	2,835	2,437	398
Fees and commissions receivable	1,681	1,457	224
Fees and commissions payable	(374)	(457)	83
Loss from trading activities	(7,716)	(5,494)	(2,222)
Other operating loss	(1,763)	(1,816)	53
Non-interest (loss)/income	(8,172)	(6,310)	(1,862)
Total income/(loss)	(5,337)	(3,873)	(1,464)
Operating expenses	(7,844)	(4,956)	(2,888)
Loss before impairment losses	(13,181)	(8,829)	(4,352)
Impairment losses	(2,920)	(1,973)	(947)
Operating loss before tax	(16,101)	(10,802)	(5,299)
Tax credit/(charge)	2,736	2,331	405
Profit/(loss) for the year from continuing operations	(13,365)	(8,471)	(4,894)
Attributable to:
Non-controlling interests	15	-	15
Shareholders of parent company	(13,380)	(8,471)	(4,909)

Notes:

(1)	This financial information for RBS Holdings N.V. has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. published on 29 March 2011.

(2)
This represents the income and expenses relating to the Proposed Transfers for the years ended 31 December 2010, 2009 and 2008. See “Notes to the pro forma financial information relating to RBS Holdings N.V." for further information.

(3)	This represents the income and expenses for the years ended 31 December 2010, 2009 and 2008 assuming the Proposed Transfers had occurred on 1 January of the respective years.

Notes to the pro forma financial information relating to RBS Holdings N.V.

1 Basis of preparation

The pro forma financial information for RBS Holdings N.V. as at 31 December 2010, and for the years ended 31 December 2010, 31 December 2009 and 31 December 2008 respectively, has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and adopted by the European Union.  The financial information has been extracted from audited financial information for the year ended 31 December 2010 contained within the Annual Report and Accounts of RBS Holdings N.V. published on 29 March 2011 and does not reflect subsequent events.

The pro forma financial information has been prepared on the following basis:

●	The pro forma financial information has been prepared on the basis of management’s best estimate of the relevant third party assets and liabilities of RBS N.V. that will be transferred to RBS plc.

●
The pro forma condensed consolidated statement of financial position of RBS Holdings N.V. as at 31 December 2010 is presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 31 December 2010.

●
The pro forma condensed consolidated income statements of RBS Holdings N.V. for the years ended 31 December 2010, 2009 and 2008 respectively, are presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 1 January of the respective years.

●
Assets and liabilities to be transferred are presented based on their carrying values determined under IFRS. The allocation of equity was assessed on a global basis to reflect the expected level of capital support required by the transferring and retained businesses. Pre-existing intra-group funding was treated as settled upon transfer with new funding allocated as needed to reflect the financing needs of the transferring and retained businesses. Certain modifications were applied where, in the opinion of management, material non-recurring profit and loss items could be allocated more reliably on an individual basis.

●
The Proposed Transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may significantly change the pro forma information from that presented.

The same accounting policies were followed in the pro forma financial information as were applied in the preparation of RBS Holdings N.V. financial statements for the year ended 31 December 2010.

2 Businesses to be transferred as part of the Proposed Transfers

RBS N.V.’s businesses include the following product areas: Equities & Structured Retail Products, Emerging Markets, Lending, Global Transaction Services (GTS), and Short Term Markets & Financing (STMF). The Proposed Transfers comprise a number of subsidiary companies and specific product portfolios together with associated hedging.  RBS N.V. also currently holds directly and indirectly certain other assets which are owned by RBSG jointly with the Dutch State and Santander (the “Consortium Shared Assets”); these are part of the retained businesses.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. This will be subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is not certain whether such transfers (or any of them) will be effected at the value used for the pro forma financial information. No person should place any reliance on the pro forma financial information in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the assets and liabilities to be transferred or retained, the eventual manner in which such assets and liabilities are proposed to be transferred and to the timing pursuant to which they are proposed to be transferred) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this pro forma financial information should be taken as (or is) a representation that any of the assets and liabilities referred to will be transferred or retained, whether in a manner consistent with the figures contained in this pro forma financial information, in accordance with the timing set out above, or at all. For the avoidance of doubt, this pro forma financial information has been prepared and circulated solely for information purposes and does not constitute an offer to any person.

3 Overview of RBS Holdings N.V. after the Proposed Transfers

For legal, tax and other reasons, there are expected to be certain operations, assets and liabilities in RBS N.V. which will not be transferred to RBS plc. RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Following completion of the Proposed Transfers, RBS N.V. will continue to be authorised and regulated by DNB.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc
/s/ Gary Stewart
Date: April 19, 2011	Name: Gary Stewart Title: Head of Group Secretariat